Exhibit 12

EQUITY RESIDENTIAL
Computation of Ratio of Earnings to Combined Fixed Charges

	09/30/03	09/30/02	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98

Income from continuing operations	$180,542	$199,375	$301,532	$362,201	$321,558	$276,987	$217,583

Interest expense incurred, net	246,793	252,892	337,489	352,903	363,851	328,459	243,531
Amortization of deferred financing costs	4,406	4,267	5,748	5,818	5,432	4,024	2,724
Allocation to Minority Interests – Operating Partnership	27,434	19,067	26,862	32,829	41,761	29,536	18,529

Earnings before combined fixed charges and preferred distributions	459,175	475,601	671,631	753,751	732,602	639,006	482,367

Preferred distributions	73,115	72,969	97,151	106,119	111,941	113,196	92,917

Earnings before combined fixed charges	$386,060	$402,632	$574,480	$647,632	$620,661	$525,810	$389,450

Interest expense incurred, net	$246,793	$252,892	$337,489	$352,903	$363,851	$328,459	$243,531
Amortization of deferred financing costs	4,406	4,267	5,748	5,818	5,432	4,024	2,724
Interest capitalized for real estate and unconsolidated entities under development	16,013	19,444	27,167	28,174	17,650	8,134	1,620

Total combined fixed charges	267,212	276,603	370,404	386,895	386,933	340,617	247,875

Preferred distributions	73,115	72,969	97,151	106,119	111,941	113,196	92,917

Total combined fixed charges and preferred distributions	$340,327	$349,572	$467,555	$493,014	$498,874	$453,813	$340,792

Ratio of earnings before combined fixed charges to total combined fixed charges	1.44	1.46	1.55	1.67	1.60	1.54	1.57

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.35	1.36	1.44	1.53	1.47	1.41	1.42